Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-222549

July 31, 2018

Final Term Sheet

Global Partners LP

2,400,000 9.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

Liquidation Preference $25.00 per Series A Preferred Unit

The information in this final term sheet supplements the preliminary prospectus supplement of Global Partners LP, dated July 31, 2018 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer	Global Partners LP (“GLP”)

Trade Date	July 31, 2018

Settlement Date	August 7, 2018 (T+5)

Title of Securities	9.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Units”).

Number of Units	2,400,000 Units.

Number of Option Units	360,000 Units.

Public Offering Price	$25.00 per Unit; $60,000,000 total (assuming no exercise of the option to purchase additional Units).

Underwriting Discount	$0.7875 per Unit; $1,890,000 total (assuming no exercise of the option to purchase additional Units).

Net Proceeds	$58,110,000 (or $66,826,500 if the underwriters exercise in full their option to purchase additional Units) after deducting the underwriting discount.

Maturity Date	Perpetual (unless redeemed by GLP on or after August 15, 2023, or in connection with a Change of Control).

Liquidation Preference	$25.00 per Unit plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations or similar adjustment to the Units).

Distribution Payment Dates and Record Dates

Quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (each, a “Distribution Payment Date”), commencing November 15, 2018, to holders of record as of the opening of business on the February 1, May 1, August 1 or November 1 next preceding the Distribution Payment Date.

Initial Distribution Payment	$0.6635.

Distribution Rate

The initial distribution rate for the Units from and including the date of original issue to, but excluding, August 15, 2023 will be 9.75% per annum of the $25.00 liquidation preference per Unit (equal to $2.4375 per Unit per annum). On and after August 15, 2023, distributions on the Units will accumulate for each distribution period at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 6.774% per annum.

Optional Redemption

At any time on or after August 15, 2023, GLP may redeem, in whole or in part, the Units at a redemption price in cash of $25.00 per Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared.

Upon the occurrence of a Change of Control, GLP may, at its option, redeem the Units, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per Unit, plus all accumulated and unpaid distributions to, but excluding, the date of redemption, whether or not declared.

Change of Control Conversion Right Unit Cap	2.7100

CUSIP/ISIN	37946R 208 / US37946R2085

Joint Book-Running Managers	Stifel, Nicolaus & Company, Incorporated Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc. MUFG Securities Americas Inc.

Listing

GLP intends to file an application to list the Units on the New York Stock Exchange (“NYSE”) under the symbol “GLP pr A”. If the application is approved, trading of the Units on the NYSE is expected to begin within 30 days after the original issue date of the Units.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by the issuer. This communication does not constitute an offer to sell the Units and is not soliciting an offer to buy the Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at (855) 300-7136, Morgan Stanley & Co. LLC at (866) 718-1649 or UBS Securities LLC at (888) 827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.